SI 19005512 ION

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SEC Mail Processing Section
FEB 15 2019
Washington DC
406

| SEC FILE NUMBER |
|---|
| ~~8-67830~~ 8-44710 |

ANNUAL AUDITED REPORT
**FORM X-17A-5**
**PART III**

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Integris Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1099 18th Street, Suite 2750
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen van den Heever 970-225-0425
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202 (Address) Littleton (City) Colorado (State) 80120-4544 (Zip Code)

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



RMS

# OATH OR AFFIRMATION

I, Robert Heilbronner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integris Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

Notary Public

JENNIFER J. SVITAK
Notary Public - State of Colorado
Notary ID 20124049453
My Commission Expires Aug 7, 20??

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

# Integris Securities LLC

---

**Financial Statements and Report**
**of**
**Independent Registered Public Accounting Firm**

**December 31, 2018 and 2017**

# Table of Contents

Haynie &
Company
Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Equity Owners
Integris Securities LLC
Denver, CO

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Integris Securities LLC, (a Colorado limited liability company), as of December 31, 2018 and 2017, and the related statements of income, changes in member's equity, and cash flows for the years then ended and the related notes and supplementary information (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Integris Securities LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Integris Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Integris Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error.



1785 West Printers Row
Salt Lake City, Utah 84119
(801) 972-4800

50 West Broadway, Suite 600
Salt Lake City, UT 84101
(801) 532-7800

5974 South Fashion Pointe Dr., Suite 120
South Ogden, UT 84403
(801) 479-4800

873 North Cleveland Avenue
Loveland, Colorado 80537
(303) 577-4800

2702 N. Loop 1604 E., Ste. 202
San Antonio, TX 78232
(210) 979-0055

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Integris Securities LLC's financial statements. The supplemental information is the responsibility of Integris Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Integris Securities LLC's auditor since 2009.

Littleton, Colorado
January 30, 2019

# Integris Securities LLC
## Statements of Financial Condition
## December 31, 2018 and 2017

| | 2018 | 2017 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 65,867 | $ 45,259 |
| Certificate of deposit | 10,238 | 10,192 |
| Prepaid expenses | 2,922 | 2,475 |
| Interest receivable | 31 | 31 |
| Total Current Assets | $ 79,058 | $ 57,957 |
| **Liabilities and Stockholders' Equity** | | |
| Accrued expenses | $ 26,308 | $ 8,836 |
| Total Current Liabilities | 26,308 | 8,836 |
| **Member's Equity** | | |
| Member's equity | 52,750 | 49,121 |
| Total Liabilities and Member's Equity | $ 79,058 | $ 57,957 |

The accompanying notes are an integral part of these statements.

# Integris Securities LLC
## Statements of Income and Member's Equity
## For the Years Ended December 31, 2018 and 2017

| | 2018 | 2017 |
|---|---|---|
| **Revenues** | | |
| Commissions | $8,542,500 | $1,250,009 |
| Interest | 46 | 33 |
| Total Revenues | 8,542,546 | 1,250,042 |
| **Expenses** | | |
| Deal support costs | 459,000 | - |
| Administrative expenses | 83,717 | 60,774 |
| Total Expenses | 542,717 | 60,774 |
| Net Income | 7,999,829 | 1,189,268 |
| **Beginning Member's Equity** | 49,121 | 14,853 |
| Capital contributions | - | - |
| Capital distributions | (7,996,200) | (1,155,000) |
| Member's Equity | $ 52,750 | $ 49,121 |

The accompanying notes are an integral part of these statements.

# Integris Securities LLC
## Statements of Cash Flows
## For the Years Ended December 31, 2018 and 2017

| | 2018 | 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Transaction fees received | $8,542,500 | $1,250,009 |
| Cash paid for service fees and other expenses | (525,692) | (60,138) |
| Net Cash From Operating Activities | 8,016,808 | 1,189,871 |
| **Cash Flows from Financing Activities** | | |
| Distributions paid | (7,996,200) | (1,155,000) |
| Net Cash From Financing Activities | (7,996,200) | (1,155,000) |
| **Net Change in Cash** | 20,608 | 34,871 |
| **Cash at Beginning of the Year** | 45,259 | 10,388 |
| **Cash at End of the Year** | $ 65,867 | $ 45,259 |
| Reconciliation of Net Income to Net Cash From Operating Activities | | |
| Net income (loss) | $7,999,829 | $1,189,268 |
| Interest gained on certificates of deposit | (46) | (2) |
| Changes in assets and liabilities: | | |
| Increase (decrease) in: | | |
| Prepaid Expenses | (447) | - |
| Interest Receivable | - | (31) |
| Accounts payable | 17,472 | 636 |
| Net Cash From Operating Activities | $8,016,808 | $1,189,871 |
| **Supplemental Information:** | | |
| Cash paid for Interest | $ - | $ - |

The accompanying notes are an integral part of these statements.

## 1. Organization and Significant Accounting Policies

**Organization and Nature of Business**
Integris Securities, LLC (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

The Company was acquired during 2007 and became the wholly owned subsidiary of Integris Holdings, LLC. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

**Basis of presentation**
The Statement of Financial Condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

**Investments**
Certificate of deposit totaling $10,238 and $10,192 are held by the Company as of December 31, 2018, and 2017, respectively. The certificate bears interest of .45% and has a maturity of twenty-four months with penalty for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

**Revenue Recognition**
Success fees and other amounts received from customers of the Company's advisory services are recorded as services are performed.

## 1. Organization and Significant Accounting Policies (continued)

**Income Taxes**
Integris Securities, LLC is considered a pass-through entity for tax purposes. The Company believes that it has no uncertain tax positions as of December 31, 2018, and 2017. Tax years that remain subject to examination are years 2015 and forward.

**Subsequent Events**
The Company has evaluated subsequent events through January 30, 2019, the date which the financial statements were available to be issued. During this period, the Company was not aware of any material recognizable subsequent events.

## 2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2018 and 2017, the Company had net capital of $49,771 and $46,442, respectively.

## 3. Related Party Transactions

In 2007 the Company entered into an agreement with its parent company, Integris Holdings, LLC for the provision of funds for operating purposes. At December 31, 2018 and 2017, there was no amount due to the parent company.

The Company also pays certain administrative expenses to Integris Holdings, LLC. In 2018 and 2017, the Company paid $36,482 and $35,265, respectively. Additionally, the Company pays distributions to Integris Holdings, LLC. In 2018 and 2017, the Company paid $7,996,200 and $1,155,000 respectively.

## 4. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces

The following summarizes revenue concentrations by customer for the years ended December 31, 2018 and 2017:

| | 2018 | | 2017 |
|---|---|---|---|
| Customer A, B and C | 75% | Customer D and E | 67% |

# Integris Securities LLC

## Supplementary Information

# Integris Securities LLC
## Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
## December 31, 2018 and 2017

| | 2018 | 2017 |
|---|---|---|
| **Net Capital** | | |
| Total member's equity | $ 52,750 | $ 49,121 |
| Deductions | | |
| Disallowed prepaid expenses | (2,922) | (2,475) |
| Non-customer interest receivable | (31) | - |
| Haircuts | (26) | (204) |
| Total Deductions | (2,979) | (2,679) |
| Total Net Capital | $ 49,771 | $ 46,442 |
| **Aggregate Indebtedness** | | |
| Payables and accruals | 26,308 | 8,836 |
| Total Aggregate Indebtedness | $ 26,308 | $ 8,836 |
| **Computation of Basic Net Capital Requirements** | | |
| 6 2/3% of aggregate indebtedness | $ 1,754 | $ 589 |
| Minimum net capital | $ 5,000 | $ 5,000 |
| Greater of the two amounts | $ 5,000 | $ 5,000 |
| Capital in excess of required minimum | $ 44,771 | $ 41,442 |
| **Ratio of aggregate indebtedness to net capital** | 0.53 | 0.19 |

There were no material differences between the Computation of Net Capital included in this report above and the schedule included in the Company's corresponding FOCUS Report Form IIA on December 31, 2018.

Haynie & Company
Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Equity Owners
Integris Securities LLC
Denver, CO

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Integris Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Integris Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Integris Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Integris Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
January 30, 2019

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2513********************MIXED AADC 220
44710 FINRA DEC
INTEGRIS SECURITIES LLC
1099 18TH ST STE 2750
DENVER, CO 80202-2123

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Collins 303-797-0550

2. A. General Assessment (item 2e from page 2) $ 12,813.75

B. Less payment made with SIPC-6 filed (exclude interest) ( 4,188.75 )
7-19-2018
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 8,625

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,625.00

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐**
**Total (must be same as F above)** $ 8,625.00

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Integris Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of January, 2019.

Member
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

| Item No. | | Eliminate cents |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 8,542,500 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | 0 |
| (7) Net loss from securities in investment accounts. | | 0 |
| Total additions | | 0 |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | 0 |
| (2) Revenues from commodity transactions. | | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | 0 |
| (4) Reimbursements for postage in connection with proxy solicitation. | | 0 |
| (5) Net gain from securities in investment accounts. | | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation) | | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ 0 | |
| Enter the greater of line (i) or (ii) | | 0 |
| Total deductions | | 0 |
| 2d. SIPC Net Operating Revenues | | $ 8542,500 |
| 2e. General Assessment @ .0015 | | $ 12813.75 |

(to page 1, line 2.A.)

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

# Report of Independent Registered Public Accounting Firm
# Exemption Report Review

The Board of Directors and Equity Owners
Integris Securities LLC
Denver, CO

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Integris Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integris Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Integris Securities LLC stated that Integris Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Integris Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integris Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co

Littleton, CO
January 30, 2019

# Integris Securities LLC

## EXEMPTION REPORT

**Integris Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:**

**1. The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)**

**2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.**

**Integris Securities, LLC**

**I, Robert Heilbronner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.**

**By:** ______________________

**Title: Managing Director**

**January 30, 2019**